TASEKO MINES LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2004

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

	March 31,	September 30,
	2004	2003

Assets

Current assets
Cash and equivalents	$28,427,761	$2,424,221
Amounts receivable	406,224	1,049,093
Advances to related parties (note 11)	-	224,538
Supplies inventory	2,293,417	2,278,096
Prepaid expenses	69,897	134,207
	31,197,299	6,110,155

Property, plant and equipment (note 5)	9,222,466	9,554,186
Deposits (note 5(a))	2,361,169	-
Reclamation deposits (notes 4, 6(a) and 6(d))	17,441,496	16,757,274
Mineral property interests (note 6)	28,813,296	28,813,296
	$89,035,726	$61,234,911

Liabilities and Shareholders' Equity

Current liabilities
Operating line of credit (note 7)	$-	$1,993,396
Accounts payable and accrued liabilities	1,068,010	1,857,740
Advances from related parties (note 11)	343,528	-
	1,411,538	3,851,136

Reclamation liability (note 5)	32,700,000	32,700,000

	34,111,538	36,551,136

Shareholders' equity
Share capital (note 8)	138,615,851	99,446,319
Convertible debenture (note 8(c))	20,087,703	19,599,520
Tracking preferred shares (note 4)	26,641,948	26,641,948
Contributed surplus (note 8(f))	1,437,326	65,344
Deficit	(131,858,640)	(121,069,356)
	54,924,188	24,683,775
Nature of operations (note 1)
Commitments (note 6)
Subsequent events (notes 8 and 12)
	$89,035,726	$61,234,911

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

TASEKO MINES LIMITED
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended March 31,		Six months ended March 31,
	2004	2003	2004	2003

Expenses
Conference and travel	22,051	6,962	62,320	26,457
Consulting	(10,462)	58,011	100,465	107,677
Corporation taxes	11,168	11,594	11,168	19,738
Depreciation	180,407	176,617	360,385	354,994
Exploration (schedule)	975,538	687,681	3,106,084	972,770
Interest and finance charges	9,201	28,590	28,540	51,777
Laboratory and other services	-	-	(732,054)	-
Legal, accounting and audit	22,913	18,272	39,731	74,870
Office and administration	189,976	63,676	311,714	115,446
Premium paid for acquisition of Gibraltar Reclamation
Trust Limited Partnership	5,095,249	-	5,095,249	-
Property investigation	-	10,734	141,063	10,734
Shareholder communication	530,704	39,104	604,506	62,631
Stock-based compensation (note 8(d))	296,686	-	1,610,982	-
Trust and filing	17,241	10,698	21,636	11,442
	7,340,672	1,111,939	10,761,789	1,808,536

Other items
Interest and other income	325,399	(64,623)	460,688	238,132
Gain on sale of property, plant and equipment	-	131,638	-	131,638
	325,399	67,015	460,688	369,770

Loss for the period	$(7,015,273)	$(1,044,924)	$(10,301,101)	$(1,438,766)

Basic and diluted loss per common share (notes 3 and 8(c))	$(0.10)	$(0.03)	$(0.17)	$(0.05)

Weighted average number of
common shares outstanding	72,608,680	46,423,942	65,005,138	40,172,639

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended March 31,		Six months ended March 31,
	2004	2003	2004	2003

Deficit, beginning of period
As original reported	$(124,600,615)	$(115,353,165)	$(121,069,356)	$(114,959,323)
To adjust for the accounting for the convertible
debenture (note 8(c))	-	(1,933,817)	-	(1,710,697)
As restated	(124,600,615)	(117,286,982)	(121,069,356)	(116,670,020)
Loss for the period	(7,015,273)	(1,044,924)	(10,301,101)	(1,438,766)
Accretion expense on convertible debenture	(242,752)	(220,683)	(488,183)	(443,802)

Deficit, end of period	$(131,858,640)	$(118,552,589)	$(131,858,640)	$(118,552,588)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended March 31,		Six months ended March 31,
Cash provided by (used for):	2004	2003	2004	2003

Operating activities
Loss for the period	$(7,015,273)	$(1,044,924)	$(10,301,101)	$(1,438,766)
Items not involving cash
Accrued interest on reclamation deposits	(171,191)	81,093	(282,911)	(217,791)
Depreciation	180,407	176,617	360,385	354,994
Stock-based compensation	296,686	14,802	1,610,982	14,802
Gain on sale of property, plant and equipment	-	(131,638)	-	(131,638)
Acquisition premium paid for Gibraltar Reclamation
Trust Limited Partnership	5,095,249	-	5,095,249	-
Changes in non-cash operating working capital
Amounts receivable	676,026	531,861	642,869	94,072
Supplies inventory	(4,659)	(9,152)	(15,321)	(10,626)
Prepaid expenses	35,718	23,112	64,310	76,806
Accounts payable and accrued liabilities	(774,056)	(24,433)	(789,730)	12,371
	(1,681,093)	(382,662)	(3,615,268)	(1,245,776)

Investing activities
Deposit on property, plant and equipment	(2,361,169)	-	(2,361,169)	-
Purchase of property, plant and equipment	(13,432)	-	(28,665)	-
Proceeds received on sale of property, plant and equipment	-	160,000	-	160,000
Reclamation deposits	(401,311)	-	(401,311)	2,500,000
	(2,775,912)	160,000	(2,791,145)	2,660,000

Financing activities
Bank operating loan	(1,713,358)	30,352	(1,993,396)	(10,051)
Advances from related parties	112,882	(487,631)	568,066	(3,468,901)
Advances from Gibraltar Reclamation Trust
Limited Partnership	17,099,866	-	17,099,866	-
Common shares issued for cash, net of issue costs	8,468,759	(735)	16,735,417	4,053,858
	23,968,149	(458,014)	32,409,953	574,906

Increase in cash and equivalents	19,511,144	(680,676)	26,003,540	1,989,130
Cash and equivalents, beginning of period	8,916,617	2,708,910	2,424,221	39,104

Cash and equivalents, end of period	$28,427,761	$2,028,234	$28,427,761	$2,028,234

Supplementary cash flow disclosures (note 10)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)
(Unaudited)

	Property
Six months ended March 31, 2004	Prosperity	Gibraltar	Harmony	Total

Exploration expenses
Assays and analysis	$10,006	$826,523	$236	$836,765
Drilling	-	397,596	-	397,596
Equipment rentals	1,984	26,198	-	28,182
Geological	2,184	200,402	2,480	205,066
Mine planning	19,176	360,420	15,112	394,708
Site activities	1,593	1,242,174	-	1,243,767
Exploration expenses during the period	34,943	3,053,313	17,828	3,106,084
Cumulative expenses, beginning of period	41,576,410	10,902,295	27,317	52,506,022
Cumulative expenses, end of period	$41,611,353	$13,955,608	$45,145	$55,612,106

	Property
Six months ended March 31, 2003	Prosperity	Gibraltar	Harmony	Total

Exploration expenses
Assays and analysis	$9,223	$-	$2,270	$11,493
Equipment rentals	(89)	-	-	(89)
Geological	162	25,482	486	26,130
Mine planning	36,685	89,083	7,816	133,584
Site activities	165	795,531	5,956	801,652
Exploration expenses during the period	46,146	910,096	16,528	972,770
Cumulative expenses, beginning of period	41,487,910	8,988,583	-	50,476,493
Cumulative expenses, end of period	$41,534,056	$9,898,679	$16,528	$51,449,263

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the period ended March 31, 2004 (Expressed in Canadian Dollars) (Unaudited)

1.

Nature of operations

Taseko Mines Limited ("Taseko" or the "Company") is incorporated under the laws of the Province of British Columbia. Its principal business activities are the operations of the Gibraltar Copper Mine, which is currently on standby care and maintenance, and the exploration of the Company’s 100% owned Gibraltar area exploration properties, the Prosperity Gold-Copper Property, and the Harmony Gold Property. The Gibraltar Mine and the Prosperity Gold Property are located in south central British Columbia, Canada, near the City of Williams Lake. The Harmony Gold Property is located on Graham Island, Queen Charlotte Islands - Haida Gwaii, British Columbia.

The Company’s continuing operations and the underlying value and recoverability of the amounts shown for the Prosperity and Harmony mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests. The recoverability of the amounts shown for the Gibraltar Mine mineral property interest and related plant and equipment and supplies inventory is dependent upon the ability of the Company to obtain the necessary financing to re-start operations of the mine, should metal prices and other factors warrant it, and upon future profitable production or proceeds from the disposition of the mine.

These financial statements are prepared on the basis that the Company will continue as a going concern. The Company has recorded significant losses and operating cash flow deficiencies in each of the last three fiscal years. Management recognizes that the Company must generate additional financial resources in order to meet liabilities as they come due and to enable it to continue operations. The Company and its financial advisors are actively targeting sources of additional funding through alliances with financial, exploration and mining entities or other business and financial transactions which would generate sufficient resources to assure continuation of the Company’s operations and exploration programs. However, there can be no assurances that the Company will obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.

Basis of presentation and principles of consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). These consolidated financial statements include the accounts of Taseko, its wholly-owned subsidiary, Gibraltar Mines Ltd. (note 6(a)), its 70% owned subsidiary Cuisson Lake Mines Ltd. and its interest in Gibraltar Reclamation Trust Limited Partnership (“GRT Partnership”) (note 6(d)). All material intercompany accounts and transactions have been eliminated.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the period ended March 31, 2004 (Expressed in Canadian Dollars) (Unaudited)

3.	Significant accounting policies

(a)

Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(b)	Supplies inventory Supplies inventory is reported at the lower of moving average cost and net realizable value.

(c)

Property, plant and equipment

Plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded over the estimated economic life of the plant and equipment on a straight line basis at annual rates ranging from 1.3% to 16.5%, except for the solvent extraction/ electrowinning plant and equipment included in Gibraltar Mine plant and equipment (note 5), which are depreciated on a straight line basis at rates from 20% to 50% per annum.

(d)

Mineral property interests

The Company defers mineral property acquisition costs on a property-by-property basis. Exploration expenditures and option payments incurred prior to the determination of the feasibility of mining operations are charged to operations as incurred. Development expenditures incurred subsequent to such determination, to increase production, or to extend the life of existing production are capitalized, except as noted below. Such acquisition costs and deferred development expenditures are amortized and depreciated over the estimated life of the property, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company or its option or joint venture partners.

All costs incurred by the Company during the standby care and maintenance period at the Gibraltar Mine are expensed as incurred.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares at the agreement date, issued for mineral property interests, pursuant to the terms of the relevant agreement. Payments relating to a property acquired under an option or joint venture agreement, where such payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

Costs related to feasibility work and the development of processing technology are expensed as incurred. Costs incurred subsequent to the determination of the feasibility of the processing technology will be capitalized and amortized over the life of the related plant.

Administrative expenditures are expensed as incurred.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the period ended March 31, 2004 (Expressed in Canadian Dollars) (Unaudited)

The amount presented for mineral property interests represents costs incurred to date and the accumulated fair value of shares issued to date relating to acquisition costs, less write-downs (note 6), but does not necessarily reflect present or future values.

(e)

Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue shares was reached.

The proceeds, net of issue costs, from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of these exploration expenditures are transferred to the purchaser of the shares.

(f)

Share-based compensation (see also note 3(g))

The Company has a share option plan which is described in note 8(d). The Company accounts for all non-cash share-based payments and awards that are direct awards of stock, that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, granted on or after October 1, 2002, using the fair value based method.

Under the fair value based method, share-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash share-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash share-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Under the fair value based method, compensation cost attributable to awards that are direct awards of shares, or share appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the period ended March 31, 2004 (Expressed in Canadian Dollars) (Unaudited)

(g)

Change in Accounting Policy – Share-Based Compensation

Effective October 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants relating to the accounting for stock-based compensation and other stock-based payments. Under the new standard, payments to non-employees, and to employee awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, are accounted for using the fair value method and the related compensation expense is included in operations, with an offset to contributed surplus. No compensation expense is required to be recorded for all other non-cash stock-based employee compensation awards; however the Company is permitted to, and has elected to, include these costs in operations.

Prior to the adoption of the new standard, no compensation expense was recorded for the Company's share-based incentive plans when the options were granted. Any consideration paid by those exercising share options was credited to share capital upon receipt.

The new Recommendations have been applied prospectively. The adoption of this new standard has resulted in no changes to amounts previously reported.

(h)

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(i)

Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the period ended March 31, 2004 (Expressed in Canadian Dollars) (Unaudited)

In the Company’s case, diluted loss per share is the same as basic loss per share as the effect of the outstanding options and warrants would be anti-dilutive.

(j)

Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, prepaids, reclamation deposits, bank operating loan and accounts payable and accrued liabilities, approximate their fair values due to their short term nature. The fair values of the convertible debenture and the tracking preferred shares are not readily determinable with sufficient reliability due to the difficulty in obtaining appropriate market information. It is not practicable to determine the fair values of the advances due to/from related parties because of the related party nature of such amounts and the absence of a secondary market for such instruments. Details of the terms of these financial instruments are disclosed in these notes to the financial statements.

(k)

Use of estimates

The presentation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests and plant and equipment, the balance of reclamation liability, rates for depreciation and the assumptions used in computing share-based compensation and the fair value of the convertible debentures. Actual results could differ from these estimates.

(l)

Segment disclosures

The Company operates in a single reportable operating segment, the exploration, development and operation of mineral property interests, within the geographic area of British Columbia, Canada.

(m)	Comparative figures Certain of the prior periods’ comparative figures have been restated to conform with the presentation adopted for the current period.

4.

Arrangement agreement

In October 2001, the Company and its subsidiary Gibraltar Mines Ltd. (“Gibraltar") completed the acquisition of the Harmony Gold Property and related assets from Continental Minerals Corporation ("Continental"), a British Columbia company with certain directors in common with Taseko, for 12,483,916 series "A" non-voting tracking preferred shares of Gibraltar and $2.23 million cash. The tracking preferred shares are designed to track and capture the value of the Harmony Gold Property and will be converted into common shares of Taseko upon a realization event, such as a sale to a third party or commercial production at the Harmony Gold Property, or

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the period ended March 31, 2004 (Expressed in Canadian Dollars) (Unaudited)

at the option of Gibraltar, if a realization event has not occurred within ten years. Accordingly, the tracking preferred shares have been classified within shareholders’ equity on the consolidated balance sheet.

As this acquisition was a related party transaction not in the normal course of business and did not result in the culmination of an earnings process, the acquisition was recorded by the Company at the net book value of the assets transferred, net of cash consideration, as follows:

Assets acquired	Amount
Property and equipment	$8,488
Reclamation deposit	175,000
Mineral property interests	28,811,296
$28,994,784

Consideration given
Cash	$2,230,000
12,483,916 tracking preferred shares of Gibraltar	26,641,948
114,800 common shares of the Company to a dissenting shareholder	122,836
$28,994,784

As previously noted, the Gibraltar tracking preferred shares are redeemable for common shares of Taseko upon the occurrence of certain value realization events for the Harmony Gold Property. The tracking preferred shares are redeemable at specified prices per common share of Taseko starting at $3.39 and escalating by $0.25 per year. If a realization event does not occur on or before October 16, 2011, Gibraltar has the right to redeem the tracking preferred shares for Taseko common shares at a deemed price equal to the greater of the average 20 day trading price of the common shares of Taseko and $10.00. The Taseko common shares to be issued to Continental upon a realization event will in turn be distributed pro-rata, after adjustment for any taxes, to the holders of redeemable preferred shares of Continental that were issued to Continental shareholders at the time of the Arrangement Agreement.

In connection with this acquisition, Taseko sold its interest in the Westgarde Property to Continental for $0.23 million cash, which was presented as a recovery of exploration expenses incurred, and exchanged its 5% net profits interest, valued at $0.6 million, in the Harmony Project for a 1% working interest, valued at $0.6 million, in the Company’s Prosperity Property held by a limited partnership beneficially controlled by Continental. In connection with this Arrangement Agreement, the Company undertook a bank loan in the amount of $2.0 million, which is fully secured by a private company controlled by one of the directors of Taseko. In consideration for providing security for this loan, the Company issued 606,061 common shares (note 7) to the guarantor.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the period ended March 31, 2004 (Expressed in Canadian Dollars) (Unaudited)

5.	Property, plant and equipment

	March 31, 2004			September 30, 2003
Prosperity Property		Accumulated	Net book		Accumulated	Net book
Equipment	Cost	depreciation	value	Cost	depreciation	value
Field	$11,879	$10,420	$1,459	$11,879	$10,162	$1,717
Computer and office	15,172	14,066	1,106	15,172	13,871	1,301
Total Prosperity Property	$27,051	$24,486	$2,565	$27,051	$24,033	$3,018

Gibraltar Mine		Accumulated	Net book		Accumulated	Net book
Plant and equipment	Cost	depreciation	value	Cost	depreciation	value
Buildings and equipment	$5,931,580	$454,128	$5,477,452	$5,931,580	$416,225	$5,515,355
Mine equipment	5,589,193	2,303,829	3,285,364	5,589,193	2,063,493	3,525,700
Plant and equipment	975,493	603,937	371,556	962,061	541,935	420,126
Vehicles	168,087	102,026	66,061	152,854	90,680	62,174
Computer equipment	101,162	81,694	19,468	101,162	73,349	27,813
Total Gibraltar Mine	$12,765,515	$3,545,614	$9,219,901	$12,736,850	$3,185,682	$9,551,168

Total property, plant
and equipment	$12,792,566	$3,570,100	$9,222,466	$12,763,901	$3,209,715	$9,554,186

In accordance with the Gibraltar mine permit, the Company has pledged the mine's plant and equipment which, when taken at market value and combined with reclamation deposits (approximately $17.3 million at March 31, 2004), provide the Government of British Columbia with the required security for the estimated reclamation liability on the Gibraltar mine of $32.7 million.

6.	Mineral property interests

	March 31,	September 30,
	2004	2003
Gibraltar Copper Mine (note 6(a))	$1,000	$1,000
Prosperity Gold-Copper Property (note 6(b))	1,000	1,000
Harmony Gold Property (note 6(c))	28,811,296	28,811,296
	$28,813,296	$28,813,296

(a)

Gibraltar Copper Mine

In 1999, the Company acquired a 100% interest in the Gibraltar Copper Mine mineral property, located near Williams Lake, British Columbia, Canada from Boliden Westmin (Canada) Limited ("BWCL"), for $3.3 million. The acquisition included plant and equipment and supplies inventory of the Gibraltar mine. As part of its operating permits, a subsidiary of the Company agreed to incur a total of $4,000,000 on reclamation and environmental programs during the six year period July 1999 to July 2005, of which a total of $2,131,650 had been incurred to March 31, 2004.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the period ended March 31, 2004 (Expressed in Canadian Dollars) (Unaudited)

In fiscal 2001, Gibraltar Mines Ltd., Gibraltar Engineering Services Limited Partnership (the "GESL Partnership") (see note 6(d)), and Cominco Engineering Services Ltd. ("CESL") concluded a Memorandum of Agreement ("MOA") to jointly complete an evaluation for a potential hydrometallurgical copper refinery at the Gibraltar Mine. The parties initially agreed to complete a $2.7 million detailed investigation of the feasibility of the refinery.

GESL Partnership is a limited partnership formed under the laws of British Columbia, which commenced business on October 1, 2000. The Company was the initial limited partner of the GESL Partnership. The principal business activity of the GESL Partnership is to conduct an integrated engineering and contract services business. It has implemented a defined work program, the results of which will contribute to a final determination of the feasibility of commercializing a hydrometallurgical technology developed by CESL for extracting copper from concentrates in a proposed refinery to be located at the Gibraltar Mine (the "Gibraltar Refinery").

The GESL Partnership has the right to provide necessary engineering services relating to a startup of operations at the Gibraltar Mine, and for the final design, tendering, procurement and construction of the Gibraltar Refinery, as well as the right to become contract operator of the Gibraltar Mine, the Gibraltar Mine concentrator and the Gibraltar Refinery. In each case, the GESL Partnership will provide its services for a fixed fee equal to industry standard rates for such services, and such services will be provided pursuant to a definitive consulting and operating agreement negotiated in good faith between the parties and containing customary industry terms and conditions.

If Gibraltar Mines Ltd. does not proceed with the construction of the Gibraltar Refinery, the GESL Partnership also has the right to construct, own and operate a refinery utilizing the CESL technology at the Gibraltar mine site, subject to the approval by CESL of satisfactory licensing arrangements for the use of the CESL technology. In addition, if Gibraltar Mines Ltd. does not proceed with the construction of the Gibraltar Refinery, the GESL Partnership has the right, until July 1, 2006, to provide engineering and contract operation services to Gibraltar Mines Ltd. or any other party, for the construction and operation of a refinery using the CESL technology on the Gibraltar property, subject to the approval by CESL of satisfactory licensing arrangements for the use of the CESL technology.

To September 30, 2002, the GESL Partnership incurred project costs of $4,956,438 (September 30, 2001 - $3,571,942), including expenses originally contemplated under the MOA. Expenses incurred in excess of the amounts agreed to in the original MOA were funded by the Company and the GESL Partnership. During fiscal 2002 and 2003, the Company acquired the business carried on by the GESL Partnership (note 6(d)).

The Company retained Procorp Services Limited Partnership ("Procorp") to provide technical, financial, management and marketing services related to all facets of the start-up, expansion and development of the Gibraltar Mine and the proposed hydrometallurgical refinery. Procorp is a mining services, financing and marketing partnership comprised of experienced, specialized independent contractors as well as members who are also directors and officers of the Company. Compensation to Procorp included an initial payment of US$0.9 million for services rendered in

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the period ended March 31, 2004 (Expressed in Canadian Dollars) (Unaudited)

fiscal 2001 and 2002 (which has been paid) and a second payment of US$0.9 million upon successful recommencement of commercial production of the Gibraltar Mine. In addition, the Company agreed, subject to regulatory approval, to issue to Procorp 3.4 million warrants to purchase common shares of the Company at a price of $1.70 per share for five years upon successful recommencement of commercial production at the Gibraltar Mine.

The Gibraltar Mine has been on care and maintenance since being acquired in 1999. During fiscal 2001, due to continued uncertainty regarding start-up and an extended cycle of depressed metal prices, the Company wrote down the accumulated mineral property interest acquisition costs of $5.9 million to a nominal $1,000.

Part of the Gibraltar Mine consists of waste rock dumps which the Company has an obligation to reclaim. On November 1, 2002, the Company entered into a Landfill Management Agreement and an associated Partnering Agreement with the Cariboo Regional District (“CRD”), whereby the Company would construct (which has been completed by the Company) and manage a municipal landfill on certain of the waste rock dumps for the CRD for the life of the landfill, expected to be in excess of 80 years. As a result of these agreements, the Company’s reclamation obligation was reduced and accordingly, during fiscal 2003, the Government of British Columbia released $2.5 million of the reclamation deposits held.

During the quarter ended December 31, 2003, the Company acquired 100% of the claims held by Cuisson Lake Mines Ltd. by the payment of approximately $65,800.

In March 2004, the Company entered into an agreement to purchase a mining shovel for approximately US$10.1 million, of which US$1,800,000 ($2,361,169) has been paid as an initial deposit. Subsequent to March 31, 2004, the Company paid an additional US$4.6 million ($6.18 million) toward this purchase.

(b)

Prosperity Gold-Copper Property

The Company owns 100% of the Prosperity Gold-Copper Property, located in the Clinton Mining Division, British Columbia, Canada, which was acquired prior to 1995 for total cash and share consideration of $28.66 million. During fiscal 2001, the Prosperity Project was written down to a nominal $1,000 to reflect the extended depressed conditions in the metal markets and the Company's intention to defer significant work on the project until a sustained recovery of metal prices had occurred.

(c)

Harmony Gold Property (note 4)

In February 1999, the Company acquired a 5% net profits royalty on the Harmony Gold Property located in the Skeena Mining Division on Graham Island, Queen Charlotte Islands - Haida Gwaii, British Columbia, Canada, for $0.6 million, and purchased for $1, an exclusive farm-out right to earn up to a 10% working interest in the Harmony Property, by expending $0.6 million for each 1% working interest prior to January 1, 2001. The Harmony Gold Property was owned by

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the period ended March 31, 2004 (Expressed in Canadian Dollars) (Unaudited)

Continental, a public British Columbia company with certain directors and officers in common with the Company. During fiscal 2001, the Company allowed this working interest option to expire, unexercised.

Under the terms of an Arrangement Agreement (note 4), the Company acquired a 100% interest in the Harmony Gold Property in fiscal 2002.

(d)

Acquisition agreements

In December 2001, the GESL Partnership completed a private placement of limited partnership units for aggregate proceeds of $1.85 million. In February 2002, the Company issued 4,966,659 Taseko common shares at $0.44 per share to acquire Gibraltar Refinery (2002) Ltd., which had acquired certain of the private placement units of the GESL Partnership. The Company also issued 50,000 Taseko common shares to its financial adviser in connection with this acquisition. A further $3 million of expenditures were incurred by the GESL Partnership, which were financed by a separate partnership, the GESL Refinery Process ("GRP") Partnership, for a total financing amount of $4.85 million. In December 2002, a general partnership interest in the GRP Partnership was acquired and financed by a third party for $3.0 million. In April 2003, under a plan of arrangement, the Company issued 7,446,809 Taseko common shares for total consideration of $3.5 million to complete the acquisition of Gibraltar Engineering Services Limited ("GESL"), which had acquired the remaining business of the GESL Partnership.

In December 2003, the GRT Partnership completed a private placement of limited partnership units for aggregate proceeds of $18.6 million to partially fund the possible re-start of the Gibraltar copper mine owned by a subsidiary of the Company, Gibraltar Mines Ltd. As part of the financing the GRT Partnership entered into a joint venture arrangement with Gibraltar Mines Ltd. to proceed towards possibly restarting the Gibraltar copper mine. Gibraltar Mines Ltd, as its contribution to the Joint Venture, will contribute the use of its mine assets and fund the start-up expenses of the Gibraltar mine, and the GRT Partnership funded a qualifying environmental trust (“QET”), which has allowed Gibraltar to access other funds which were previously held by the Government of British Columbia as a security for the mine’s environmental reclamation obligations. Under the joint venture agreement, the GRT Partnership will be entitled to certain revenues or production share from the Gibraltar mine following the resumption of production. In March 2004, the Company issued 7,967,742 common shares at $2.79 per share for total consideration of $22.23 million to acquire all of the units of the GRT Partnership.

(e)

Farmout Agreement

In December 2003, the Company entered into a Farmout Agreement (the "Agreement") with Northern Dynasty Minerals Ltd. ("Northern Dynasty"), and Rockwell Ventures Inc. ("Rockwell"), each public companies with certain directors in common with the Company. Under the terms of the Agreement, the Company granted to Northern Dynasty and to Rockwell rights to earn joint venture working interests, subject to a maximum of $650,000 in the case of Northern Dynasty and $200,000 in the case of Rockwell, on certain exploration properties located

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the period ended March 31, 2004 (Expressed in Canadian Dollars) (Unaudited)

in the vicinity of the Gibraltar mine property. For a period of 150 days after Northern Dynasty and Rockwell have earned their working interests, the Company has the right to purchase their interests at 110% in cash or in common shares of the Company, at the Company's option. If the Company elects to issue common shares, the common shares to be issued upon exercise will be valued at the weighted average ten-day trading price as traded on the TSX Venture Exchange.

During the quarter ended December 31, 2003, Northern Dynasty had earned an interest in these properties to the extent of $650,000 and Rockwell had earned an interest in these properties to the extent of $200,000.

During the quarter ended March 31, 2004, Taseko exercised its right to purchase the interests earned by Northern Dynasty and Rockwell, by issuing, 256,272 Taseko common shares to Northern Dynasty and 78,853 Taseko common shares to Rockwell. This issuance is subject to regulatory approvals.

7.

Operating line of credit

During fiscal 2002, the Company negotiated a $2 million operating line of credit with a Canadian chartered bank at an interest rate of prime, with no fixed terms of repayment. A private company affiliated with a director provided a fully collateralized guarantee and received 606,061 common shares of the Company in exchange for the guarantee. The market value of the shares issued was included in interest expense in the fiscal 2002 consolidated statement of operations.

8.	Share capital

(a)	Authorized Authorized share capital of the Company consists of 200,000,000 common shares without par value.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the period ended March 31, 2004 (Expressed in Canadian Dollars) (Unaudited)

(b)	Issued and outstanding

	Number
Common shares	of Shares	Amount
Balance, September 30, 2002	33,921,663	$91,889,200
Issued during the year
Share purchase options at $0.50 per share	40,000	20,000
Private placement at $0.30 per share, net of issue costs	2,185,000	645,245
Private placement at $0.30 per share, net of issue costs	4,470,001	1,253,654
Private placement at $0.40 per share, net of issue costs	5,817,500	2,146,666
For acquisition of the remaining business of the GESL Partnership,
net of issue costs (note 6(d))	7,446,809	3,491,554
Balance, September 30, 2003	53,880,973	$99,446,319
Issued during the period
Share purchase options at $0.50 per share	2,024,000	1,012,000
Share purchase options at $0.40 per share	152,500	61,000
Share purchase options at $0.25 per share	75,000	18,750
Share purchase options at $0.55 per share	355,000	195,250
Fair value of stock options allocated to shares issued on exercise		239,000
Share purchase warrants at $0.58 per share	276,596	160,426
Share purchase warrants at $0.55 per share	414,850	228,168
Share purchase warrants at $0.40 per share	302,250	120,900
Share purchase warrants at $0.50 per share	7,393,751	3,696,876
Private placement at $0.60 per share, net of issue costs	6,700,000	3,910,801
Private placement at $2.00 per share, net of issue costs	3,900,000	7,331,247
For acquisition of Gibraltar Reclamation Trust Limited Partnership
at $ 2.79 per share, net of issue costs (note 6(d))	7,967,742	22,195,114
Balance, March 31, 2004	83,442,662	$138,615,851

(c)

Convertible debenture

On July 21, 1999, in connection with the acquisition of the Gibraltar Mine, the Company issued a $17 million interest-free debenture to BWCL, which is due on July 21, 2009, but is convertible into common shares of the Company over a 10 year period commencing at a price of $3.14 per share in year one and escalating by $0.25 per share per year thereafter (currently $4.14 per share). BWCL’s purchase of the convertible debenture was receivable as to $4,000,000 in July 1999, $1,000,000 on October 19, 1999, $3,500,000 on July 21, 2000, and $8,500,000 by December 31, 2000, all of which were received. BWCL has the right to convert, in part or in all from time to time, the debenture into fully paid common shares of the Company from year one to year ten.

From the commencement of the sixth year to the tenth year, the Company has the right to automatically convert the debenture into common shares at the then-prevailing market price. Since the Company has the right and the intention to settle the convertible debenture through the issuance of common shares, notwithstanding the Company’s right to settle the debenture with cash, it has been included as a separate component of shareholders’ equity on the balance sheet.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the period ended March 31, 2004 (Expressed in Canadian Dollars) (Unaudited)

Accounting standards in Canada for compound financial instruments require the Company to allocate the proceeds received from the convertible debenture between (i) the fair value of the option to convert the debenture into common shares and (ii) the fair value of the future cash outflows related to the debenture. At issuance, the Company estimated the fair value of the conversion option by deducting the present value of the future cash outflows of the convertible debenture, calculated using a risk-adjusted discount rate of 10%, from the face value of the principal of the convertible debenture. The residual carrying value of the convertible debenture is required to be accreted to the face value of the convertible debenture over the life of the debenture by, in the Company’s case, a direct charge to deficit. During the year ended September 30, 2003, the Company restated the prior years' convertible debenture and deficit balances within shareholders’ equity on the balance sheet and the statements of deficit for the years ended September 30, 2002 and 2001 to reflect the required accretion of the convertible debenture.

	Six months
	ended	For year ended
	March 31,	September 30,
	2004	2003

Present value of convertible debenture
Beginning of period	$9,777,058	$8,888,235
Accretion for the period	488,183	888,823
End of period	10,265,241	9,777,058
Conversion right	9,822,462	9,822,462
	$20,087,703	$19,599,520

	Six months
	ended	For year ended
	March 31,	September 30,
	2004	2003

Summary of the convertible debenture terms
Principal amount of convertible debenture	$17,000,000	$17,000,000
Price per common share of the unexercised conversion right	$4.14	$4.14
Number of common shares potentially issuable under
unexercised conversion right	4,106,280	4,106,280

(d)

Share purchase option plan

The Company has a share purchase option plan approved by the shareholders that allows it to grant up to 8,200,000 share purchase options, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the period ended March 31, 2004 (Expressed in Canadian Dollars) (Unaudited)

on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of ten years and terminate 30 to 90 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

The continuity of share purchase options is as follows:

	For the six month
	period ended
	March 31,		For the years ended September 30,
	2004		2003		2002
	Number	Average	Number	Average	Number	Average
	of shares	Price	of shares	Price	of shares	Price
Opening balance	4,685,000	$0.48	4,145,000	$0.50	657,000	$1.56
Granted during the period	3,010,500	0.61	770,000	0.41	4,042,500	0.50
Exercised during the period	(2,606,500)	0.49	(40,000)	0.50	–	–
Expired/cancelled during period	–	–	(190,000)	0.50	(554,500)	1.38
Closing balance	5,089,000	$0.55	4,685,000	$0.48	4,145,000	$0.50
Contractual remaining life (years)		1.51		1.03		1.96
Range of exercise prices	$0.25-$1.65		$0.25-$0.50		$0.50

As at March 31, 2004, 4,648,750 of the options outstanding had vested with optionees. Subsequent to March 31, 2004, a total of 404,000 options were exercised for gross proceeds of $202,000.

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during the period have been reflected in the statement of operations as follows:

	Six months ended	Year ended
	March 31,	September 30,
	2004	2003
Total compensation cost recognized in operations,
credited to contributed surplus	$1,610,982	$65,344

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the period ended March 31, 2004 (Expressed in Canadian Dollars) (Unaudited)

The weighted average assumptions used to estimate the fair value of options granted during the period were:

Risk free interest rate	3%
Expected life	2.6 years
Volatility	100%
Expected dividends	nil

(e)	Share purchase warrants The continuity of share purchase warrants is as follows:

		Outstanding			Outstanding
	Exercise	September 30,			March 31,
Expiry dates	price	2003	Issued	Exercised	2004
October 19, 2003	$0.58	276,596	–	(276,596)	–
December 27, 2003	$0.55	414,850	–	(414,850)	–
January 8, 2006	$0.40	375,000	–	–	375,000
December 31, 2003	$0.40	302,250	–	(302,250)	–
December 31, 2004	$0.50	7,393,751	–	(7,393,751)	–
December 31, 2005	$0.75	–	6,700,000	–	6,700,000	(i)
March 10, 2005	$2.25	–	3,900,000	–	3,900,000	(ii)
		8,762,447	10,600,000	(8,387,447)	10,975,000

(i)
Subject to a 45-day accelerated expiry upon notice if, at any time after the regulatory four-month hold period, the closing price of the Company's common shares, as traded on the TSX Venture Exchange, is at least $1.50 for ten consecutive trading days.

(ii)

Subject to a 45-day accelerated expiry upon notice if, at any time after the regulatory four-month hold period, the closing price of the Company's common shares, as traded on the TSX Venture Exchange, is at least $4.50 for ten consecutive trading days.

Subsequent to March 31, 2004, a total of 215,000 warrants were exercised for gross proceeds of $0.16 million.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the period ended March 31, 2004 (Expressed in Canadian Dollars) (Unaudited)

The continuity of share purchase warrants during the previous fiscal year is as follows:

			Outstanding			Outstanding
		Exercise	September 30,			September 30,
	Expiry dates	price	2002	Issued	Exercised	2003
	October 19, 2003	$0.58	276,596	–	–	276,596
	December 27, 2003	$0.55	414,850	–	–	414,850
	January 8, 2006	$0.40	375,000	–	–	375,000
	December 31, 2003	$0.40	–	302,250	–	302,250
	December 31, 2004	$0.50	–	7,393,751	–	7,393,751
			1,066,446	7,696,001	–	8,762,447

(f)	Contributed surplus

Balance, September 30, 2002	$–
Changes during fiscal 2003:
Non-cash stock-based compensation (note 8(d))	65,344
Contributed surplus, September 30, 2003	65,344
Changes during fiscal 2004:
Non-cash stock-based compensation (note 8(d))	1,610,982
Fair value of stock options allocated to shares issued on exercise	(239,000)
Contributed surplus, March 31, 2004	$1,437,326

9.

Income taxes

Substantially all of the difference between the actual income tax expense (recovery) of $nil (2002 - $nil) and the expected statutory corporate income tax recovery relates to losses not recognized. As at September 30, 2003 and 2002, the tax effect of the significant components within the Company’s future tax assets were as follows:

	2003	2002
Mineral property deductions	$–	$1,555,000
Loss carry forwards	1,778,000	3,211,000
Equipment	1,085,000	840,000
Other tax pools	775,000	716,000
	3,638,000	6,322,000
Valuation allowance	(3,638,000)	(6,322,000)
Net future income tax asset (liability)	$–	$–

At September 30, 2003, the Company’s tax attributes include non-capital losses for income tax purposes in Canada totaling approximately $5.0 million, expiring in various periods from 2004 to 2010, and certain resource related and other tax pools. The Gibraltar tracking preferred shares

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the period ended March 31, 2004 (Expressed in Canadian Dollars) (Unaudited)

issued to Continental have initially been recorded for Canadian tax purposes at a paid up amount of $62.77 million, but such amount is subject to adjustment based on the fair value of Taseko common shares ultimately received by Continental (note 4).

10.

Supplementary cash flow disclosures

In addition to the non-cash operating, financing and investing activities primarily disclosed, the Company’s non-cash operating, financing and investing activities were as follows:

	March 31,	September 30,	September 30,
	2004	2003	2002
Issuance of tracking preferred shares of Gibraltar Mines
Ltd. on acquisition of Harmony Gold Property (note 4)	$–	$–	$26,764,784
Issuance of common shares on acquisition of Gibraltar
Refinery (2002) Ltd. (note 6(d))	–	–	2,163,330
Issuance of common shares on acquisition of remaining
business of GESL Partnership	–	3,500,000	–
Issuance of common shares on acquisition of Gibraltar
Reclamation Trust Limited Partnership	22,230,000	–	–
Issuance of common shares on redemption of Gibraltar
tracking preferred shares held by a dissenting
Continental shareholder (note 4)	–	–	122,836
Issuance of common shares for loan guarantee (note 7)	–	–	400,000
Issuance of common shares settlement of debt	–	–	840,000
Accretion of convertible debenture (note 8(c))	488,183	888,823	808,021
Fair value of stock options allocated to shares issued on
exercise	239,000	–	–

	March 31,	September 30,	September 30,
	2004	2003	2002
Supplemental cash flow information
Cash paid during the period for
Interest	$28,540	$101,942	$107,790
Taxes	$11,168	$6,135	$117,333

TASEKO MINES LIMITED Notes to Consolidated Financial Statements For the period ended March 31, 2004 (Expressed in Canadian Dollars) (Unaudited)

11.	Related party transactions and advances

	Six months ended	Year ended
	March 31,	September 30,
Transactions	2004	2003
Hunter Dickinson Inc
Services rendered to the Company and its subsidiaries
and reimbursement of third party expenses (a)	$490,519	$253,859
Hunter Dickinson Group Inc
Consulting services rendered to the Company (b)	$6,400	$9,600

	March 31,	September 30,
Advances	2004	2003
Advances to (from) (c)
Hunter Dickinson Inc. (a)	$(340,104)	$229,129
Hunter Dickinson Group Inc. (b)	(3,424)	(4,591)
Advances to (from) related parties	$(343,528)	$224,538

(a)
Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common that provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

	(b)	Hunter Dickinson Group Inc. is a private company with certain directors in common that provides consulting services to the Company at market rates.

	(c)	Advances are non-interest bearing and are due on demand.

12.	Subsequent events Subsequent to March 31, 2004

	(a)	404,000 options were exercised for gross proceeds of $0.202 million (note 8(d)).

	(b)	215,000 warrants were exercised for gross proceeds of $0.16 million (note 8(e)).

(c)
To facilitate the possible re-start of the Gibraltar copper mine, certain directors and officers of the Company personally guaranteed certain obligations to third parties on behalf of the Company to the extent of $4.5 million. In consideration for the guarantee, the Company issued 225,000 shares at $2.00 per share.